China Nuvo Solar Energy, Inc.
319 Clematis Street, Suite 703
West Palm Beach, Florida 33401
Telephone (561) 514-9042
Facsimile (561) 514-9046

July 24, 2009

Kristin Lochhead
Reviewing Accountant
Securities and Exchange Commission
Washington, D.C. 20549

Re:           China Nuvo Solar Energy, Inc.
Form 10-KSB for the fiscal year ended July 31, 2008
Filed November 13, 2008
Form 10-Q for the quarter ended January 31, 2009
             File No. 333-48746

Dear Ms. Lochhead:

We are in receipt of your letter dated June 3, 2009 regarding our Form 10-KSB for the fiscal year ended July 31, 2008 and Form 10-Q for the quarter ended January 31, 2009.    Please see our responses below; we have numbered them to correspond with your comments.

Item 1.   Per your request we will revise future filings to include the disclosures required by paragraph 11 of SFAS 7.

Item 2.  We will revise future filings to disclose our accounting for the transaction between Nuvo and Interactive as a recapitalization.

               The line item “Issuance of  shares pursuant to the Agreement and Plan of Reorganization” should not have been a separate line in the statement of stockholder’s deficit for the year ended July 31, 2007, as the shares should have been reflected in the historical amounts. The balances at December 31, 2007 are correct as stated in the financial statements.

             We will revise future filings as if the initial incorporation of the company to refer to the inception of Nuvo on April 13, 2006 and will only discus the organizational and equity transactions involving Nuvo.

              Since the public company fiscal year end did not change and Nuvo was a private company, no transition report is needed.

Item 3.  The Board of directors and shareholders of the Company approved the “spin-off”, and accordingly we believe there was a legal basis to separate the Company, and accordingly the accounting.  The transfer agent has been instructed to issue the shares.

Item 4.  Based on our response to number 3 above we believe Interactive has been spun-off at the time of the recapitalization.

Item 5.  The sale of Torpedo should not have been presented in the historical financial statements.

Item 6.  We will revise future filings to disclose how we initially calculated the fair value of the embedded derivative (conversion feature) and how we measure the fair value at each reporting period.

Item 7.  We relied on FAS 133 in expensing the value attributed to the conversion feature in excess of the proceeds allocated to the convertible instrument.

Item 8.  The entry required to adjust for the debentures that were redeemed in the year ended July 31, 2008 would in fact decrease expenses.  Accordingly we had an overstatement of expenses during fiscal 2008.  The loss would have decreased from $1,145,702 to $1,080,488.  We believe that is not a material change to our financial statements.

Item 9.  We will revise filings by removing the disclosure regarding the assessment of internal control over financial reporting as of January 31, 2009.

Item 10.   We will revise future filings  so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

Item 11.  We will revise future filings to disclose the nature of any changes in internal control, and describe any remediation efforts and state why we believe if internal control over financial reporting and disclosure controls and procedures are then effective.

Based upon your review of the enclosed we will, if necessary, revise our filings as responded to herein. Additionally, we will include the additional disclosures contained in this response in our future filings.

Sincerely,

/s/ Barry Hollander
Barry Hollander
Chief Financial Officer